As filed with the Securities and Exchange Commission on April 1, 2022

File No. 333-260172

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. ____	[ ]

Post-Effective Amendment No. 1	[X]

(Check appropriate box or boxes)

Fundrise Income Real Estate Fund, LLC
(Exact Name of Registrant as Specified in Charter)

11 Dupont Circle NW, 9th Floor
Washington, D.C. 20036
(Address of Principal Executive Offices) (Number, Street, City, State, Zip Code)

(202)-584-0550
(Registrant's Area Code and Telephone Number)

Bjorn J. Hall
Rise Companies Corp.
11 Dupont Circle NW, 9th Floor
Washington, D.C.  20036
(Name and address of Agent for Service)

Copies of information to:

Sara P. Crovitz
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Suite 700
Washington, DC  20006-1871

The Part A, the definitive Joint Information Statement/Prospectus dated February 17, 2022,  and Part B, the Statement of Additional Information dated February 17, 2022, each in the form filed on February 18, 2022 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”) (Accession No. 0001794202-22-000034),  is incorporated herein by reference.  This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act solely for the purpose of filing Exhibit 12 to this Registration Statement, the tax opinion of Goodwin Procter LLP, tax counsel for the Registrant.  This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C. OTHER INFORMATION

Item 15.	Indemnification.

Reference is made to Section 6.5 of Article VI of the Registrant’s Limited Liability Company Agreement. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the  “Securities Act”), may be permitted to the directors, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, manager, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, manager, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits.
	(1)	(a) Certificate of Formation[1]
(b) Certificate of Amendment to the Certificate of Formation of Registrant[1]

	(2)	Limited Liability Company Agreement[4]

	(3)	Voting Trust Agreements — None

	(4)	Agreement of Merger and Plan of Reorganization[5]

	(5)	Reference is made to the Limited Liability Company Agreement in Item 16(2).

	(6)	Form of Investment Management Agreement between Registrant and Fundrise Advisors, LLC[2]

	(7)	Not applicable.

	(8)	Not applicable.

	(9)	Form of Custody Agreement[2]

	(10)	Not applicable.

	(11)	Opinion and Consent of Counsel[6]

	(12)	Opinion supporting the tax matters and consequences to shareholders[7]

(13)	(a)	Form of Dividend Reinvestment Plan[1]
	(b)	Form of Transfer Agency Agreement[2]
	(c)	Form of Administrative Services Agreement[4]
	(d)	Form of License Agreement Between Registrant and Rise Companies Corp.[1]
	(e)	Initial Capital Agreement[2]

(14)	(a)	Consent of KPMG LLP[6]
	(b)	Consent of RSM US LLP[6]

(15)	Omitted Financial Statements — None.

(16)	Powers of Attorney[6]

(17)	Code of Ethics of Registrant and Fundrise Advisors, LLC[1]

[1]	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed on October 1, 2021 [Accession No. 0001137439-21-000951].
[2]	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed on November 23, 2021 [Accession No. 0001137439-21-001254].
[3]	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed on December 21, 2021 [Accession No. 0001137439-21-001301].
[4]	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed on January 27, 2022 [Accession No. 0001137439-22-000039].
[5]	Incorporated by reference to Exhibit A to the Information Statement/Prospectus in the Registrant’s Registration Statement on Form N-14, filed on February 16, 2022 [Accession No. 0001137439-22-000100].
[6]	Incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed on February 16, 2022 [Accession No. 0001137439-22-000100].
[7]	Filed herewith.

Item 17.	Undertakings.
1.
The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CRF 203.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2.
The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Washington, District of Columbia, on the 1st day of April, 2022.

Fundrise Income Real Estate Fund, LLC
By:	/s/ Benjamin S. Miller
Benjamin S. Miller
President

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form N-14 has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE

/s/ Benjamin S. Miller	Director, Chairperson and President	April 1, 2022
Benjamin S. Miller

/s/ Jeffrey R. Deitrich*	Director	April 1, 2022
Jeffrey R. Deitrich

/s/ Mark D. Monte*	Director	April 1, 2022
Mark D. Monte

/s/ Glenn R. Osaka*	Director	April 1, 2022
Glenn R. Osaka

/s/ Gayle P. Starr*	Director	April 1, 2022
Gayle P. Starr

/s/ Alison Staloch*	Treasurer and Principal	April 1, 2022
Alison Staloch	Financial/Accounting Officer

* By  /s/ Michelle Mirabal
Michelle Mirabal, Attorney-in-Fact
(Pursuant to Powers of Attorney, as previously filed)

EXHIBIT INDEX

Exhibit Number	Exhibit Name

(12)	Opinion supporting the tax matters and consequences to shareholders